

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2011

<u>Via E-mail</u>
Paul Maritz
Chief Executive Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

>   **Re:**   **VMware, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 28, 2011**
>   **Form 10-Q for the Quarter Ended March 31, 2011**
>   **Filed May 4, 2011**
>   **File No. 001-33622**

Dear Mr. Maritz:

We have reviewed your letter dated May 19, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated April 27, 2011.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

1.   In your response to prior comment 5 you state that your cash and investments held in your international subsidiaries are undistributed earnings from your foreign subsidiaries that will be indefinitely invested in the jurisdictions where they were earned. Please clarify whether this statement was intended to imply that the total cash and investments held in your foreign subsidiaries are equal to the undistributed earnings in such entities. If so, then explain further how

you determined that the undistributed earnings in your foreign subsidiaries and the balance of cash and investments in such subsidiaries are the same.

2.   We also note the proposed revised disclosures included in your response to comment 5 that you included in the March 31, 2011 Form 10Q with regards to the amount of cash, cash equivalents and short-term investments that was held outside the U.S. In future filings, please further revise your disclosures to clarify that you have not provided for the U.S. federal tax liability on the funds you consider to be permanently reinvested and in the event the company does need to use such funds in your U.S. operations, you could be subject to additional U.S. federal income taxes upon repatriation.

Form 10-Q for the Quarter Ended March 31, 2011

Note K. Commitments and Contingencies

Litigation, page 12

3.   We note your response to prior comment 7 and your revised disclosures in Note K where you indicate that the company does not expect the results of any of these actions to have a material adverse effect on your business, results of operations or financial condition. However, you further state it is possible that your business, results of operations or financial condition could be negatively affected by an unfavorable resolution to one or more of your proceedings. With regards to these disclosures, please explain further the following:

- Tell us what you mean by your statement that it is "possible" your business could be negatively affected considering what you assert in the sentence that precedes this. In addition, please revise your disclosures in future filings to use the specific terms used in ASC 450 (i.e. probable, remote, reasonably possible). In this regard, please note that your use of the term "possible" is confusing as it appears to imply a fourth criteria in ASC 450 that does not exist in the range of probable, reasonably possible or remote;
- It is unclear whether the phrase "material adverse" represents a higher threshold than the term "material." Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is <u>material</u> to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure;
- Tell us what you mean by the "results" of these actions. In this regard, tell us if you are referring to the amounts already accrued plus the reasonably possible range of loss or tell us if you are referring to something else. Please clarify and revise your disclosures in future filings accordingly; and
- Tell us your consideration to revise your disclosures in future filings to include the information provided in your response where you state "we currently do not believe it is reasonably possible that a loss exceeding the amounts already recognized may have been incurred that would be material."

You may contact Robert Benton at (202) 551-3804 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief